UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026.

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that, in compliance with the resolutions adopted at its Ordinary General Shareholders’ Meeting held on March 26, 2026 (the “AGM”), it will proceed to pay the second installment (USD $45.0 million) of the cash dividend that was approved at the AGM against the delivery of coupon 160 (one hundred and sixty) adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex.

Registered holders of Series A and Series B shares, Ordinary Participation Certificates (“CPO”) and American Depositary Shares (“ADS”) of Cemex as of the September 15, 2026 record date, will receive $0.017795 Mexican pesos per share (equivalent to USD $0.001039 per share), $0.053385 Mexican pesos per CPO (equivalent to USD $0.003117 per CPO) and USD $0.031170 per ADS in payment of the second installment of the cash dividend approved at the AGM, respectively.

In particular, with respect to holders of Cemex’s Series A and Series B shares and CPOs, the second installment of the cash dividend that was approved at the AGM will be paid on September 17, 2026, which amount in Mexican pesos was determined by applying an exchange rate of $17.1277 Mexican pesos per USD as published by the Bank of Mexico (Banco de México) on September 14, 2026.

With respect to ADS holders, it is expected that they will receive payment of the second installment of the dividend on or around September 24, 2026.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) of Cemex as of December 31, 2013; therefore, no tax withholding will be made for the payment of this dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: September 14, 2026	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller